AB 3/9/06

06003760

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49078

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL RECEIVED PROCESSING SECTION FEB 21 2006 WASH, D.C. 192

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Equity Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4222 Grant Line Road
(No. and Street)

New Albany	Indiana	47150
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Melhiser Endres Tucker CPA's P.C.
(Name – *if individual, state last, first, middle name*)

301 E. Elm	New Albany	IN	47150
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 10 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/7/06

OATH OR AFFIRMATION

I, Timothy E. Peoples, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Equity Investment Corporation, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lila M. Maness
Notary Public Seal State of Indiana
Floyd County
My Commission Expires 06/19/2012

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements

American Equity Investment Corporation

December 31, 2005 and 2004

AMERICAN EQUITY INVESTMENT CORPORATION
December 31, 2005 and 2004

CONTENTS

MELHISER ENDRES TUCKER CPA's P.C.

NORMAN L. MELHISER, CPA
TOM R. TUCKER, CPA
JOSEPH L. BROWN, CPA
MARC J. MCCORMICK, CPA
DOUGLAS A. YORK, CPA
TERRY L. GRAHAM, CPA
W. ISSAC ORWICK, CPA
ANITA M. ASHER, CPA
RICHARD N. ROBINSON, CPA
JUAN R. RODRIGUEZ, CPA
EDWARD D. ENDRES, CPA
(1943 - 1997)

WWW.METCPA.COM

INDEPENDENT AUDITOR'S REPORT

February 14, 2006

Board of Directors
AMERICAN EQUITY INVESTMENT CORPORATION
4222 Grant Line Road
New Albany, Indiana 47150

We have audited the accompanying statements of financial condition of **AMERICAN EQUITY INVESTMENT CORPORATION** as of December 31, 2005 and 2004, and the related statements of income and comprehensive income, changes in retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **AMERICAN EQUITY INVESTMENT CORPORATION** as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, V, and VI is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MELHISER ENDRES TUCKER

Melhiser Endres Tucker

301 EAST ELM STREET • NEW ALBANY, IN 47150 • PHONE: 812-945-5236 • FAX: 812-949-4095

219 NORTH CAPITOL AVE., 2ND FLOOR • CORYDON, IN 47112 • PHONE: 812-738-3777 • FAX: 812-738-8845

AMERICAN EQUITY INVESTMENT CORPORATION

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2005	December 31, 2004
Cash	$ 46,648	$ 34,565
Commissions Receivable	26,294	4,252
Agent Receivables	947	1,059
Prepaid Insurance	969	1,025
Prepaid CRD Account	355	260
Marketable Securities	10,554	3,027
TOTAL ASSETS	$ 85,767	$ 44,188

See Notes to Financial Statements.

AMERICAN EQUITY INVESTMENT CORPORATION

STATEMENTS OF FINANCIAL CONDITION

LIABILITIES AND STOCKHOLDER'S EQUITY

	December 31, 2005	December 31, 2004
LIABILITIES		
Accounts Payable	$ 17,286	$ 4,915
Accrued and Withheld Payroll Taxes	1,563	2,197
TOTAL LIABILITIES	18,849	7,112
STOCKHOLDER'S EQUITY		
Common Stock, No Par Value, 1,000 Shares Authorized 100 Shares Issued & Outstanding	11,000	11,000
Retained Earnings	48,391	26,076
Accumulated other comprehensive income	7,527	0
TOTAL STOCKHOLDER'S EQUITY	66,918	37,076
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 85,767	$ 44,188

See Notes to Financial Statements.

AMERICAN EQUITY INVESTMENT CORPORATION

STATEMENTS OF CHANGES IN RETAINED EARNINGS
For the Years Ended December 31, 2005 and 2004

	Retained Earnings
BALANCE - December 31, 2003	$ 20,139
Net Income - 2004	5,937
BALANCE - December 31, 2004	26,076
Net Income - 2005	26,315
Distribution to Stockholder - 2005	(4,000)
BALANCE - December 31, 2005	$ 48,391

See Notes to Financial Statements.

AMERICAN EQUITY INVESTMENT CORPORATION

STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Year Ended December 31, 2005	Year Ended December 31, 2004
Revenues		
Commissions	$ 245,333	$ 172,308
Dividend Income	0	192
Interest	320	117
Administrative Fees	1,800	1,800
TOTAL REVENUE	247,453	174,417
Expenses		
Commissions	172,480	120,617
Licensing Fees	1,012	0
Office Supplies	2,826	1,756
Postage	411	511
Professional Services	2,100	2,000
Insurance	1,135	906
Salaries	28,387	30,324
Payroll Taxes	2,405	2,556
Due and Subscriptions	283	15
Rent	7,081	6,738
Telephone Expense	1,549	1,187
Miscellaneous	721	966
Membership Assessment	522	297
Penalties	0	300
Conference Expense	0	100
Printing & Reproduction	226	207
TOTAL EXPENSES	221,138	168,480
NET INCOME	26,315	5,937
OTHER COMPREHENSIVE INCOME		
Unrealized gains (losses) on securities:		
Unrealized holding gains (losses) arising during the period	7,527	0
COMPREHENSIVE INCOME	$ 33,842	$ 5,937

See Notes to Financial Statements.

AMERICAN EQUITY INVESTMENT CORPORATION

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2005	Year Ended December 31, 2004
Cash Flows from Operating Activities:		
Cash Received from Customers	$ 225,091	$ 173,714
Cash Paid for Services and Supplies	(209,328)	(168,264)
Interest Received	320	117
Dividends Received	0	192
Net Cash Provided by Operating Activities	16,083	5,759
Cash Flows from Financing Activities:		
Distributions to Stockholder	(4,000)	0
Net Cash Provided (Used) by Financing Activities	(4,000)	0
Net Increase in Cash and Cash Equivalents	12,083	5,759
Cash and Cash Equivalents - Beginning of Year	34,565	28,806
Cash and Cash Equivalents - End of Year	$ 46,648	$ 34,565

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:

	2005	2004
Net Income	$ 26,315	$ 5,937
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Decrease (Increase) in Commissions Receivable	(22,042)	(394)
Increase (Decrease) in Accounts Payable	12,371	(36)
(Increase) Decrease in Prepaid Insurance	56	(311)
(Increase) Decrease in Agent Receivables	112	(248)
(Increase) Decrease in Prepaid CRD Account	(95)	(30)
Increase (Decrease) in Accrued and Withheld Payroll Taxes	(634)	841
Net Cash Provided by Operating Activities	$ 16,083	$ 5,759

See Notes to Financial Statements.

AMERICAN EQUITY INVESTMENT CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE A - NATURE OF OPERATIONS

The Company is a licensed broker/dealer limited to mutual funds and variable insurance products. The Company is licensed in the States of Indiana and Kentucky. The Company's office is located in New Albany, Indiana.

NOTE B - ACCOUNTING POLICIES

Basis of Accounting
The Company uses the accrual basis of accounting.

Cash Equivalents
For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Income Tax Status
The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Allowance for Doubtful Accounts
The Company has determined that no allowance for doubtful accounts is required.

Accounting Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments
All marketable securities are classified as "available for sale." Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in, first-out (FIFO) method, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

NOTE C - RESTRICTED CASH

The Company is required to maintain $ 6,000 of cash as capital. The Company has a Money Market account to meet this requirement.

NOTE D - MARKETABLE SECURITIES - AVAILABLE-FOR-SALE

The Company has 300 shares at $ 35.18 a share of NASD Stock.

Available-for-sale securities are carried in the financial statements at fair value. Net unrealized holding gains on available-for-sale securities in the amount of $ 7,527 and $ 0 for the years ended December 31, 2005 and 2004, respectively, have been included in accumulated other comprehensive income.

	December 31, 2005	December 31, 2004
Market Value of Common Equity Securities	$ 10,554	$ 3,027
Cost	3,027	3,027
Unrealized Gain	$ 7,527	$ 0

NOTE E - RELATED PARTIES

The Company paid rent to the shareholder of the Company in the amount of $ 7,081 and $ 6,738 for 2005 and 2004, respectively. The Company also paid the shareholder commissions of $ 8,208 for 2005 and $ 7,057 for 2004.

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE I

COMPUTATIONS OF NET CAPITAL

	December 31, 2005	2004
Total Ownership Equity from Statement of Financial Condition	$ 66,918	$ 37,076
Non-Allowable Assets:		
Agent Receivable	(947)	(1,059)
Prepaid Insurance	(969)	(1,025)
Prepaid CRD Account	(355)	(260)
Marketable Securities	(10,554)	(3,027)
Total Ownership Equity Qualified for Net Capital	54,093	31,705
Total Capital and Allowable Subordinated Liabilities	54,093	31,705
Net Capital Before Haircuts on Securities Positions	54,093	31,705
Net Capital	$ 54,093	$ 31,705

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE II

COMPUTATIONS OF BASIC NET CAPITAL REQUIREMENT

	December 31, 2005	December 31, 2004
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer and Minimum Net Capital Requirement	$ 5,000	$ 5,000
Net Capital Required	5,000	5,000
Excess Net Capital	$ 49,093	$ 26,705

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE III

COMPUTATIONS OF AGGREGATE INDEBTEDNESS

	December 31, 2005	December 31, 2004
Total Liabilities from Statement of Financial Condition	$ 18,849	$ 7,112
Total Aggregate Indebtedness	18,849	7,112
Percentage of Aggregate Indebtedness to Net Capital	35%	22%
Percentage of Debt to Debt-Equity Total Computed in Accordance with Rule 15c3-1(d)	35%	22%

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE IV

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

	December 31, 2005	December 31, 2004
Balance, Beginning of Period	$ 0	$ 0
Balance, End of Period	$ 0	$ 0

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE V

RECONCILIATION OF AUDITED AND UNAUDITED NET CAPITAL

Capital (Unaudited) December 31, 2005	$ 64,001
Reduction of Accounts Payable & Accrued Liabilities	3,085
Reduction of Prepaid Assets	(168)
Capital (Audited) December 31, 2005	$ 66,918
Non-Allowable Assets:	
Agent Receivable	(947)
Prepaid Insurance	(969)
Prepaid CRD Account	(355)
Marketable Securities	(10,554)
Net Capital	$ 54,093

AMERICAN EQUITY INVESTMENT CORPORATION

Report on Material Inadequacies

Board of Directors
AMERICAN EQUITY INVESTMENT CORPORATION
4222 Grant Line Road
New Albany, Indiana 47150

We have audited the financial statements of **American Equity Investment Corporation** as of and for the year ended December 31, 2005, and have issued our report thereon dated February 14, 2006. During our audit we did not find any material inadequacies.

MELHISER ENDRES TUCKER
Melhiser Endres Tucker